SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569FIRST AMENDMENT TO THE PRIVATE INSTRUMENT FOR THE 9th (NINTH) ISSUANCE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES, INTENDED FOR PUBLIC DISTRIBUTION, UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURES entered into by and between AXIA ENERGIA S.A. acting in the capacity of Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., acting in the capacity of Trustee and representative of the Debenture Holders’ body July 01, 2026 Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 FIRST AMENDMENT TO THE PRIVATE INSTRUMENT FOR THE 9th (NINTH) ISSUANCE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN A SINGLE SERIES, INTENDED FOR PUBLIC DISTRIBUTION, UNDER AXIA ENERGIA S.A.’S AUTOMATIC REGISTRATION PROCEDURES By means of this private instrument, on the one hand, (1) AXIA ENERGIA S.A., a corporation registered with the Brazilian Securities and Exchange Commission (“CVM”) as a Category “A” securities issuer and currently in the operational phase, the headquarters of which is located in the city of Rio de Janeiro, in the state of Rio de Janeiro, at the address Avenida Graça Aranha, No. 26, Suite A, Centro, CEP 20.030- 900, registered with the Ministry of Finance’s National Register of Legal Entities (“CNPJ”) under record No. 00.001.180/0001-26. The company’s articles of incorporation were filed with the Rio de Janeiro State Board of Trade (“JUCERJA”) under NIRE No. 33.300.346.767, and it is represented in this act accordance with its bylaws (“the Issuer”); and, on the other hand, (2) VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at the address Rua Gilberto Sabino, nº 215, unit 41, 4th floor, Pinheiros, CEP 05.425-020 and registered under CNPJ No. 22.610.500/0001-88, represented in this act under the terms of its articles of organization (“the Trustee”), acting in the capacity of representative of the Debenture holders (as defined below); and the Issuer and the Trustee shall hereinafter be jointly referred to as "the Parties" and, individually and indistinctly, as “the Party"; WHEREAS: (A) at a Meeting of the Issuer's Board of Directors, held on June 22, 2026 (“Issuer’s RCA”), whose minutes were filed with JUCERJA under No. 00007859135, on June 25, 2026 and published in the newspaper “Valor Econômico” (“Issuer’s Publication Journal”), on June 30, 2026, with simultaneous disclosure of its entirety on the page of the Issuer’s Publication Journal on the world wide web, which must provide digital certification of the authenticity of the documents maintained on the proper pages issued by an accredited certification authority within the scope of the Brazilian Public Keys (ICP-Brasil), pursuant to article 289 of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), it was resolved on, among other matters, the 9th (ninth) issue of simple debentures, not convertible into shares, of the unsecured type, in a single series, of the Issuer (“Issue” and “Debentures”, respectively), for public distribution, under automatic registration procedure, without prior analysis by CVM, intended for Professional Investors (as defined in the Issuance Deed (as defined below)), pursuant to article 59 of the Brazilian Corporation Law, Law No. 6.385, of December 7, 1976, as amended, of CVM Resolution No. 160, of July 13, 2022, as amended, and other applicable legal provisions ("Offer"), as well as their respective terms and conditions, and the execution of the Issuance Deed, its subsequent amendments, and the other documents of the Offer and the Issue to which the Issuer is a party, as well as their respective terms and conditions; Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 (B) the Parties entered into, on June 22, 2026, the "Private Instrument for the 9th (Ninth) Issue of Simple Debentures, Not Convertible into Shares, in a Single Series, Intended for Public Distribution, under AXIA Energia S.A.’s Automatic Registration Procedure" ("Issuance Deed"); (C) the Issue, as well as the execution of this First Amendment (as defined below), have already been approved by the Issuer through the Issuer’s RCA; (D) on July 1, 2026, the Bookbuilding Procedure (as defined in the Issuance Deed) was carried out, subject to the provisions of the Issuance Deed, to verify the demand for the Debentures, in order to define (i) the final number of Debentures, considering the possible exercise of the Additional Lot Option (as defined in the Issuance Deed); (ii) the final Remuneration rate (as defined in the Issuance Deed) of the Debentures, subject to the Ceiling Rate (as defined in the Issuance Deed); (iii) the total amount of the Issue; and (iv) the Redemption Premium Factor (as defined below) and the Amex Premium Factor (as defined below), the Parties being authorized and obliged to enter into this amendment to the Issuance Deed, pursuant to Clauses 2.3.2 and 3.8.2, of the Issuance Deed, in order to reflect the result of the Bookbuilding Procedure, without the need for new corporate approval by the Issuer or holding of the General Meeting of Debenture Holders (as defined in the Issuance Deed) to approve the matters of this First Amendment; and (E) the Debentures have not yet been subscribed and paid in, so that it is not necessary to hold the General Meeting of Debenture Holders to approve the matters of this First Amendment. HEREBY RESOLVE to execute this "First Amendment to the Private Instrument for the 9th (Ninth) Issue of Simple Debentures, Not Convertible into Shares, in a Single Series, Intended for Public Distribution under AXIA Energia S.A.s Automatic Registration Procedure" ("First Amendment"), to reflect the results of the Bookbuilding Procedure, under the following Clauses and conditions. Capitalized terms used herein, whether in singular or plural, shall have the meaning attributed to them in the Issuance Deed. 1 AMENDMENTS 1.1 In consideration of the Bookbuilding Procedure, the Parties hereby resolve to amend the wording of Clauses 3.5.1, 3.8.1, 4.8, 4.11.1, 5.1.1 and 5.2.2 to reflect the results of the Bookbuilding Procedure, to ensure such Clauses become effective with the following wording: “3.5.1 The total amount of the Issue is R$ 1,000,000,000.00 (one billion reais) (“Total Issue Amount”)” “3.8.1 An investment intention collection procedure was adopted, organized by the Coordinators, with or without receipt of reservations, pursuant to articles 61 and 62 of CVM Resolution 160, as well as pursuant to the Distribution Agreement, to verify demand for the Debentures, which defined (i) the final quantity of Debentures; (ii) the final rate of Remuneration of the Debentures; Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 (iii) the Total Issue Amount; and (iv) the Redemption Premium Factor (as defined below) and the Amex Premium Factor (as defined below) (“Bookbuilding Procedure”).” "4.8.1 One million (1,000,000) Debentures will be issued on the Issue Date ("Total Number of Debentures")." “4.11. Remuneration.4.11.1. Debentures Remuneration. The Debentures’ Restated Unit Par Value will accrue interest corresponding to 8.0036% (eight point thirty-six thousandths percent) per year, based on 252 (two hundred and fifty-two) Business Days ("Remuneration of Debentures"). The Remuneration of Debentures will be calculated in an exponential and cumulative manner and on a prorated basis for Business Days elapsed between the Debentures’ Profitability Start Date or the date immediately preceding Debentures’ Remuneration Payment Date (including the start date), depending on the specific case, up until the effective payment date (excluding the end date). The Remuneration of Debentures will be calculated based on the following formula: 𝐽 = 𝑉𝑁𝑎 ∗ (Interest Factor− 1)where: J = unit value for the Remuneration of Debentures due at the end of the Capitalization Period, calculated to eight (8) decimal places, without rounding. VNA = the Debentures’ updated Unit Par Value calculated to eight (8) decimal places, without rounding; InterestFactor = Fixed interest factor calculated to 9 (nine) decimal places, with rounding, determined as follows: Where: Rate = 8.0036. DP = number of Business Days elapsed between the Debentures Profitability Start Date or the immediately preceding Debenture Remuneration Payment Date, including this respective date, depending on the specific case, and the calculation date, excluding this respective date. "DP" shall be an integer in such cases. Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 “5.1.1 The Issuer may redeem all (but not part) of the Debentures in advance at its sole discretion and regardless of the will of the Debenture Holders, starting on the date on which such redemption is permitted under applicable regulations, subject to the provisions of article 1, paragraph 1, of Federal Law 12.431, CMN Resolution 4.751, CMN Resolution 5.034 and other applicable laws or regulations that may be issued at a later date ("Optional Complete Advance Redemption“). Such a redemption may be made provided that the minimum weighted average maturity of 4 (four) years of payments has elapsed between the Issue Date and the date of the effective Optional Complete Advance Redemption, upon payment of the advance redemption amount for Debentures ("Advance Redemption Amount“) being provided, depending on the specific case, which will be equivalent to the greater of the following amounts: (i) Debentures Adjusted Unit Par Value, more: (1) Remuneration of Debentures calculated on a prorated basis between the Debentures’ Profitability Start Date (including the start date) or the immediately preceding Remuneration of Debentures payment date (including the payment date), depending on the specific case, and the date of the effective Optional Complete Advance Redemption (excluding this specific date); and (2) late fees, if applicable; or (ii) present value of the installments due after the Debentures’ Optional Advance Redemption Date related to the amortization payment for the Debentures’ Updated Unit Par Value, more (a) the Remuneration of Debentures using the internal rate of return of the public Treasury IPCA+ with semiannual interest (current name of the former National Treasury Note, series B – NTN-B) as a discount rate. The duration in such cases shall be that closest to the Debentures’ remaining duration as of the Debentures’ Optional Advance Redemption Date using the indicative quotation disclosed by ANBIMA on its online webpage (http://www.anbima.com.br). This amount shall be calculated on the Business Day immediately prior to Debentures’ Optional Advance Redemption Date, and the Redemption Premium Factor shall be added exponentially and calculated according to the formula below; (b) Late Payment fees, if applicable; and (c) any pecuniary obligations and other additions related to the Debentures:where:Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 VP = sum of the present value of Debentures’ payment installments after the Optional Complete Advance Redemption Date; C Redemption= C factor for accumulated monthly variations in the index used calculated to 8 (eight) decimal places, without rounding, as follows:where:n = total number of indexes used in the Optional Complete Advance Redemption, in which "n" must be an integer; NIk = value of the index number for the month prior to the month of adjustment, if the adjustment is made on an earlier date or on the Debentures’ Anniversary Date. After the Anniversary Date, value of the index number for the month updates are made; NIk-1 = value of the index number for the month prior to month "k". dup = number of Business Days elapsed between the Payment Date or the most recent Debenture Anniversary Date (as defined below) and the calculation date, limited to the total number of Business Days for which the index used is valid. In such cases "dup" shall be an integer; dut = number of Business Days elapsed between the most recent and the upcoming Debenture Anniversary Date. In such cases "dut" shall be an integer; The factor determined using calculation described below will be expressed to 8 (eight) decimal places, without rounding:VNEk = unit value for each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to the amortization payment for the Unit Par Value and/or Interest levied on the Unit Par Value for Debentures subject to Optional Advance Complete Redemption, calculated on a prorated basis, between the Optional Complete Advance Redemption Date and each payment date; Interest = (InterestFactor - 1), as defined in Clause 4.11.1; Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 n = total number of payment events to be carried out for Debentures, depending on the specific case. In such cases "n" shall be an integer; FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula:where: TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration; Redemption Premium Factor: -0.4000; nk = number of Business Days elapsed between the Optional Complete Advance Redemption Date and the scheduled maturity date for each installment "k" due; “5.2.2 If Optional Special Amortization is carried out, the amount due by the Issuer will be equivalent to the highest amount obtained under the criteria mentioned in items “(i)” to “(iii)” below (“Optional Special Amortization Amount”): (i) amount provided for in the regulations that may be issued by CMN; (ii) the portion of the Debentures’ Restated Unit Par Value subject to such Optional Special Amortization, more the Remuneration of Debentures, calculated on a prorated basis from the Debentures’ Profitability Start Date or the immediately preceding Debentures’ Remuneration Payment Date, depending on the specific case, and other applicable fees due and not paid by the Debentures’ Optional Special Amortization Date (as defined below); or (iii) present value of the installments maturing after the Optional Special Amortization date related to payment of the installment of the Updated Unit Par Value, more the Debentures’ Remuneration, using the internal rate of return of the public Treasury IPCA+ with semi-annual interest (current denomination of the former National Treasury Note, series B – NTN-B) as a discount rate, the duration of which is closest to the Debentures’ remaining duration on the Optional Special Amortization date using the indicative quotation disclosed by ANBIMA on its online webpage (http://www.anbima.com.br) calculated on the Business Day immediately prior to the Optional Special Amortization date. Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 The Amex Premium Factor, calculated according to the formula below, shall also be added on an exponential basis; (b) the Late Payment Charges, if any; and (c) any pecuniary obligations and other additions related to the Debentures:where: VP = sum of the present value of the payment installments for Debentures maturing after the Optional Special Amortization date; C Redemption = Accumulated Factor C, as defined in Clause 5.1.1 above, up until the Optional Special Amortization date; VNEk = unit value of each of the "k" amounts due for Debentures. In such cases the amount of each installment "k" shall be equivalent to amortization payments for the Unit Par Value and/or Interest levied on the Unit Part Value of the Debentures subject to the Optional Special Amortization, calculated on a prorated basis between the Optional Special Amortization date and each payment date; Interest = (InterestFactor - 1), as defined in Clause 4.11.1; n = total number of payment events to be carried out for Debentures, in which case "n” shall be an integer; FVPk = present value factor, calculated to nine (9) decimal places, with rounding, according to the following formula: 𝑛𝑘 𝐹𝑉𝑃𝑘 = {[(1 + 𝑇𝐸𝑆𝑂𝑈𝑅𝑂𝐼𝑃𝐶𝐴)𝑥(1 + Amex Premium Factor)]252}where: TESOUROIPCA = NTN-B’s internal rate of return, for which the respective duration most closely approximates the Debentures’ remaining duration; Amex Premium Factor: -0.4000; nk = number of Business Days elapsed between the Optional Special Amortization date of realization and the scheduled maturity date for each installment "k" due. Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 1.2 Finally, in consideration of the Bookbuilding Procedure, the Parties hereby resolve to amend the wording of Clauses 2.3.2, 3.8.2, 3.11, 4.11.1, 4.8.2 and 4.11.2 of the Issuance Deed. 2 GENERAL PROVISIONS 2.1 All terms and conditions of the Issuance Deed that have not been expressly amended by this First Amendment are, in this act, ratified and remain in full force and effect, with the "General Provisions" provided for in Clause 11 of the Issuance Deed applying to this First Amendment as if they were transcribed herein. 2.2 The Issuer hereby represents and warrants that the statements made in Clause 10 of the Issuance Deed remain veracious, correct and fully valid and effective on the date this First Amendment was signed. 2.3 This First Amendment shall be duly disclosed in the electronic system available on the CVM’s page on the worldwide computer network within 7 (seven) Business Days from the execution date of this First Amendment, pursuant to article 33, item XVII, and paragraph 8 of CVM Resolution 80 and article 62, item I, and paragraph 5 of the Corporations Law. 2.4 Should any of the provisions of this First Amendment be deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, with the Parties committing, in good faith, to replace the affected provision with another that, to the extent possible, produces the same effect. 2.5 This First Amendment and the Debentures constitute an instrument enforceable out of court pursuant to article 784, item I and § 4, of Federal Law No. 13.105, of March 16, 2015, as in force ("Code of Civil Procedure"), and the obligations contained therein are subject to specific performance requirements in accordance with articles 815 et seq. of the Code of Civil Procedure. 2.6 For purposes of article 10, paragraph 2, of Provisional Measure No. 2.200-2, of August 24, 2001, the Parties agree and accept that this First Amendment may be signed electronically, with digital certificates issued by ICP-Brasil, and such electronic signatures shall be legitimate and sufficient to prove (i) the identity of each legal representative, (ii) each Party’s intention to execute this instrument and (iii) the integrity of this instrument and any amendments. 2.7 The Parties agree that, for all legal purposes, the date of commencement of the effects of this First Amendment shall be the date of this document, even if any of the Parties signs this First Amendment electronically at a later date, for any reason, in which case the Parties, from this moment, agree to the retroactivity of the effects of this instrument to the date mentioned herein. 2.8 This First Amendment is governed by the laws of the Federative Republic of Brazil. 2.9 The Parties elect the jurisdiction of the District of São Paulo, State of São Paulo, with express waiver of any other, however privileged it may be or may become, as competent to resolve any controversies or disputes arising from or related to this First Amendment. In witness whereof, being thus agreed, the Parties, binding themselves and their successors, execute this First Amendment electronically. Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 Rio de Janeiro, July 01, 2026. [signatures follow on the following pages] [remainder of this page intentionally left blank] Docusign Envelope ID: D34E908A-2FC4-8BA8-8121-2B804CB9B569 Signature page of the "First Amendment to the Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of AXIA Energia S.A." AXIA ENERGIA S.A. VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.